Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 860-I dated November 23, 2007

Underlying supplement no. 720 dated October 31, 2007

Registration Statement no. 333-134553

Dated November 26, 2007

Rule 433

Preliminary Terms and Conditions, November 26, 2007

Buffered Return Enhanced Notes with Partial Principal Protection

Linked to a Basket of Global Indices

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 860-I dated November 23, 2007, underlying supplement no. 720 dated October 31, 2007, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 860-I, underlying supplement no. 720, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 860-I, underlying supplement no. 720, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Buffered Return Enhanced Notes with Partial Principal Protection Linked to a Basket of Global Indices (the “Notes”) are designed for investors who seek buffered risk, partial protection of principal and potentially enhanced returns, from the Pricing Date to the Valuation Date, on a diversified basket of indices (the “Basket”). Investments (like the Notes) that are partially buffered against market declines and partially principal protected can help reduce portfolio risk while maintaining enhanced participation in equities. The Basket, which consists of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index, also allows investors the opportunity for diversification. The Notes are subject to a Maximum Gain of 40%, and accordingly, the maximum Payment at Maturity per $1,000 principal amount Note will be $1,400.00. Investors should be willing to forgo interest and dividend payments during the term of the Notes and, if the Basket declines by more than 20%, be willing to lose some (up to 10%) of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A+, A1, AA-)†
Issue Size:	$[TBD]
Pricing Date:	November [ ], 2007‡
Settlement Date:	November [ ], 2007‡
Valuation Date:	November [ ], 2011‡††
Maturity Date:	November [ ], 2011‡††
Term:	4 years
Basket:	The Notes are linked to a basket consisting of the following three indices (each, a “Basket Index” and, collectively, the “Basket Indices”):
	Basket Index	Bloomberg Ticker	Basket Index Starting Level	Basket Index Weighting
	S&P 500® Index	SPX	[TBD]	50.00%
	Dow Jones EURO STOXX 50® Index	SX5E	[TBD]	35.00%
	Nikkei 225SM Index	NKY	[TBD]	15.00%
* The starting level for each Basket Index will equal the closing level of such Basket Index on the Pricing Date and will be determined on the on the Pricing Date.
Buffer Amount:	20%
Participation Rate:	139% to 155%. The actual Participation Rate will be determined on the Pricing Date.

Principal Protection at Maturity:	90%
Protected Amount:	$900
Maximum Gain:	40%
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000 principal amount Note):	If the Basket Return is positive, you will receive a cash payment that provides you with a return on your investment equal to the product of the Basket Return multiplied by the Participation Rate, subject to the Maximum Gain, equal to 40%. If the product of the Basket Return and the Participation Rate is greater than the Maximum Gain, you will receive $1,000 × (100% + Maximum Gain) per $1,000 principal amount Note, which would entitle you to a maximum payment of $1,400.00 for every $1,000 principal amount Note you hold. Accordingly, if the Basket Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:
$1,000 + [$1,000 × (Basket Return × Participation Rate)] provided, however, that in no event will you receive more than $1,400.00 per $1,000 principal amount Note.
If the Basket Return is negative or zero, but its absolute value is equal to or less than Buffer Amount, your principal will be fully protected. Accordingly, if the Basket Return is less than or equal to zero and its absolute value is less than or equal to 20%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

If the Basket Return is negative, and its absolute value is greater than the Buffer Amount, your principal will be reduced by 1% for every 1% that the Basket Ending Level declines beyond the Buffer Amount from the Basket Starting Level; provided, however, that in no event will your Payment at Maturity, per $1,000 principal amount Note, be less than the Protected Amount of $900. Accordingly, if the Basket Return is negative and the absolute value of the Basket Return is greater than 20%, you will receive a cash payment, per $1,000 principal amount Note, equal to the greater of:

(i) $1,000 + [$1,000 × (Basket Return + Buffer Amount)] ; and (ii) $900 (the Protected Amount)
You will lose some (up to 10%) of your investment at maturity if the Basket Return is negative and the absolute value of the Basket Return exceeds the Buffer Amount.
Basket Return:	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level:	Set equal to 100 on the Pricing Date
Basket Ending Level:

The Basket Ending Level will be calculated as follows:

Basket Starting Level × [1+ (S&P 500® Index Return × 50%)

+ (Dow Jones EURO STOXX 50® Index Return × 35%) + (Nikkei 225SM Index Return × 15%)].

The “S&P 500® Index Return,” the “Dow Jones EURO STOXX 50® Index Return” and the “Nikkei 225SM Index Return” are the performances of the respective Basket Indices, expressed as percentages, from the respective Basket Index closing levels on the Pricing Date to the respective Basket Index closing levels on the Valuation Date.

Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	52517P5T4
ISIN:	US52517P5T43

‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Market Disruption Events” in the accompanying product supplement no. 860-I.

Investing in the Buffered Return Enhanced Notes with Partial Principal Protection Linked to a Basket of Global Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 860-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 720 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 860-I, underlying supplement no. 720 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per Note	$1,000.00	$5.50	$994.50
Total	$	$	$
(1)

The price to the public includes the cost, if any, of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $5.50 per $1,000 principal amount, or 0.55%, and may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

November 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 860-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 720 (which describes each of the Basket Indices, as defined herein, including risk factors specific to each). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 860-I, underlying supplement no. 720, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 860-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 860-I and “Risk Factors” in the accompanying underlying supplement no. 720, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 860-I dated November 23, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000119312507252562/d424b2.htm

•	Underlying supplement no. 720 dated October 31, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000119312507231286/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•	Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by a Participation Rate in the range of 139% to 155% (the actual Participation Rate will be determined on the Pricing Date), up to the Maximum Gain of 40%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss: Payment at maturity of the full principal amount of the Notes is protected only against a decline of up to 20% from the Basket Starting Level. If the Basket Ending Level represents a decline of more than 20% from the Basket Starting Level, for every 1% decline of the Basket beyond 20%, you will lose an amount equal to 1% of the principal amount of your Notes; provided, however, that in no event will your Payment at Maturity per $1,000 principal amount Note be less than the Protected Amount of $900. YOU MUST BE WILLING TO LOSE UP TO 10% OF YOUR PRINCIPAL IF THE BASKET ENDING LEVEL IS BELOW THE BASKET STARTING LEVEL BY MORE THAN THE BUFFER AMOUNT.

•

Diversification Among the Basket Indices: The return on the Notes is linked to the Basket, which consists of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index. The S&P 500® Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Index, which includes stocks selected from the Eurozone. The Nikkei 225SM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. For additional information about each Basket Index, see the information set forth under “The S&P 500® Index,” “The Dow Jones EURO STOXX 50® Index” and “The Nikkei 225SM Index” in the accompanying underlying supplement no. 720.

•	Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [ ]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note is $[ ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 860-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 860-I and in the “Risk Factors” section of the accompanying underlying supplement no. 720. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•	Your Investment in the Notes May Result in a Loss: The Notes only guarantee a partial return of principal at maturity. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to a decline in the Basket Ending Level beyond the 20% buffer as compared to the Basket Starting Level; provided, however that in no event will your Payment at Maturity per $1,000 principal amount Note be less than the Protected Amount of $900. YOU MAY LOSE UP TO 10% OF YOUR PRINCIPAL IF THE LEVEL OF THE BASKET DECLINES.

•	Your Potential Return on Your Investment in the Notes is Limited to the Maximum Gain and Could be Less Than if You Held a Leveraged Position in the Common Stocks Included in the Basket Indices or Contracts Relating to the Basket Indices or Their Components for Which There is an Active Secondary Market: The opportunity to benefit from the possible increases in the level of the Basket through an investment in the Notes will be limited because the amount you receive on the Maturity Date will be limited to a fixed percentage of the principal amount, which we refer to as the Maximum Gain, regardless of the leveraged percentage by which the Basket Ending Level exceeds the Basket Starting Level, which may be significantly greater than the Maximum Gain of 40%. The appreciation potential of the Notes will be limited to the Maximum Gain even if the Basket Return multiplied by the Participation Rate is greater than the Maximum Gain. If the Basket Ending Level, as leveraged by the Participation Rate exceeds the Basket Starting Level by a percentage that is more than the Maximum Gain, your return on the Notes will be less than the return you would achieve by taking an actual leveraged position in the common stocks included in the Basket Indices or contracts relating to the Basket Indices or their components for which there is an active secondary market. In no event will you receive more than $1,400.00 per $1,000 principal amount Note.

•	Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a basket composed of three Basket Indices. At a time when the level of one or more Basket Indices increases, the level of one or more of the other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of one or more of the other Basket Indices.

•	No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•	Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

An Investment in the Notes is Subject to Risks Associated with Non-U.S. Securities Markets: The stocks that constitute the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

•

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index are denominated or stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your Payment at Maturity.

•	Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•	Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

•	Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 860-I.

•	Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•	You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Basket, the Basket Indices or the stocks underlying the Basket Indices. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Basket, the Basket Indices or the stocks underlying the Basket Indices.

•	The Closing Levels of the Basket Indices on the Valuation Date May be Below the Closing Levels of the Basket Indices at the Maturity Date or at Other Times During the Term of the Notes: Because the Basket Ending Level is calculated based on the closing levels of the Basket Indices on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing levels of the Basket Indices at or around the time of the Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing levels of the Basket Indices on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing levels of the Basket Indices on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Basket Indices or contracts relating to the Basket Indices for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount per $1,000 principal amount Note at maturity, for a hypothetical range of performances of the Basket for Basket Returns from 100% to -100%. The table reflects the Basket Starting Level of 100, the Buffer Amount of 20%, the Maximum Gain of 40% and the Protected Amount of $900, and assumes a Participation Rate of 147% (the midpoint of the range of 139% to 155%). The actual Participation Rate will be set on the Pricing Date. The hypothetical Payments at Maturity set forth below are for illustrative purposes only and may not represent the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Basket Ending Level	Hypothetical Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return
100%	200	$1,400.00	40.00%	8.78%
75%	175	$1,400.00	40.00%	8.78%
50%	150	$1,400.00	40.00%	8.78%
45%	145	$1,400.00	40.00%	8.78%
40%	140	$1,400.00	40.00%	8.78%
35%	135	$1,400.00	40.00%	8.78%
30%	130	$1,400.00	40.00%	8.78%
25%	125	$1,367.50	36.75%	8.14%
20%	120	$1,294.00	29.40%	6.66%
15%	115	$1,220.50	22.05%	5.11%
10%	110	$1,147.00	14.70%	3.49%
5%	105	$1,073.50	7.35%	1.79%
0%	100	$1,000.00	0.00%	0.00%
-5%	95	$1,000.00	0.00%	0.00%
-10%	90	$1,000.00	0.00%	0.00%
-15%	85	$1,000.00	0.00%	0.00%
-20%	80	$1,000.00	0.00%	0.00%
-25%	75	$950.00	-5.00%	-1.27%
-30%	70	$900.00	-10.00%	-2.60%
-35%	65	$900.00	-10.00%	-2.60%
-40%	60	$900.00	-10.00%	-2.60%
-45%	55	$900.00	-10.00%	-2.60%
-50%	50	$900.00	-10.00%	-2.60%
-75%	25	$900.00	-10.00%	-2.60%
-100%	0	$900.00	-10.00%	-2.60%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Basket Starting Level of 100 to the Basket Ending Level of 130. Because the Basket Ending Level of 130 is above the Basket Starting Level of 100 and the Basket Return of 30% multiplied by 147% exceeds the hypothetical Maximum Gain of 40%, the investor receives a Payment at Maturity of $1,400.00 (the maximum payment on the Notes) per $1,000 principal amount Note.

Example 2: The level of the Basket increases from the Basket Starting Level of 100 to the Basket Ending Level of 120. Because the Basket Ending Level of 120 is above the Basket Starting Level of 100, the investor receives a Payment at Maturity of $1,294 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (20% × 147%)] = $1,294

Example 3: The level of the Basket decreases from the Basket Starting Level of 100 to a Basket Ending Level of 95. Because the level of the Basket has declined from the Basket Starting Level of 100 and the absolute value of the Basket Return does not exceed the Buffer Amount of 20%, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 4: The level of the Basket decreases from the Basket Starting Level of 100 to a Basket Ending Level of 75. Because the level of the Basket has declined from the Basket Starting Level of 100 and the absolute value of the Basket Return exceeds the Buffer Amount of 20%, the investor will receive a Payment at Maturity of $950 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-25% + 20%)] = $950

Example 5: The level of the Basket decreases from the Basket Starting Level of 100 to a Basket Ending Level of 65. Although (i) the level of the Basket has declined from the Basket Starting Level of 100, (ii) the absolute value of the Basket Return exceeds the Buffer Amount of 20%, and (iii) the Basket Return of -35% would, in the absence of the Principal Protection at Maturity, result in the investor receiving only $850 per $1,000 principal amount Note, the investor is guaranteed to receive a Payment at Maturity of no less than the Protected Amount of $900 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-10%)] = $900

Historical Information

The following graphs set forth the daily historical closing levels of each Basket Index from November 19, 2002 through November 19, 2007. The closing level of the S&P 500® Index on November 19, 2007 was 1,436.91. The closing level of the Dow Jones EURO STOXX 50® Index on November 19, 2007 was 4,226.70. The closing level of the Nikkei 225SM Index on November 19, 2007 was 15,042.56.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in a Payment at Maturity in excess of 90% of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.